

Mail Stop 3561

June 12, 2017

Mr. Richard J. Daly
President and Chief Executive Officer
Broadridge Financial Solutions, Inc.
5 Dakota Drive
Lake Success, New York 11042

Re: **Broadridge Financial Solutions, Inc.**
Form 10-K for Fiscal Year Ended June 30, 2016
Filed August 9, 2016
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Filed May 10, 2017
File No. 001-33220

Dear Mr. Daly:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Period Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. We note your disclosure in the second paragraph on page 28 that beginning in the fiscal year ended June 30, 2017 you will report Closed sales net of an allowance adjustment, in lieu of adjusting for actual performance in subsequent periods. We understand that consequently, Closed sales amounts will not be adjusted for actual revenues achieved since these adjustments are estimated in the period they are reported. Please explain to us in reasonable detail how you are estimating this allowance beginning in Fiscal 2017 and how any differences between the amount of Closed sales net of this allowance and actual performance will impact future estimates of this allowance. Please also disclose in future

filings the amount of the allowance adjustment included in the Closed sales amount in each period, similar to your historical disclosure of the difference between estimated Closed sales and actual results, to provide your investors with insight into the quality and variability of your Closed sales estimates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Maria Allen, Esq.
        Associate General Counsel and Corporate Secretary
        Broadridge Financial Solutions, Inc.